SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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              In the Matter of:
                                                          CERTIFICATE
         Alliant Energy Corporation                       PURSUANT TO
             (File No. 70-10207)                            RULE 24

(Public Utility Holding Company Act of 1935)
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          This Certificate of Notification (the "Certificate") is filed by
Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, in connection with the transaction proposed in the Form U-1 Application-Declaration, as amended, of Alliant Energy in File No. 70-10207 (the "Application").

          In the Application, Alliant Energy requested authorization to amend its Restated Articles to increase the number of authorized shares of common stock from 200 million to 240 million and, in connection therewith, to solicit shareholder consents for such amendment for use at its 2004 Annual Meeting. At its Annual Meeting, which was held on May 21, 2004, Alliant Energy's shareholders approved the proposed amendment. The transaction proposed in the Application was authorized by the Securities and Exchange Commission by order dated May 25, 2004. Alliant Energy hereby certifies that, on May 27, 2004, Alliant Energy amended its Restated Articles to increase the number of authorized shares of common stock from 200 million to 240 million.

          Included herewith as Exhibit F-1 is a "past tense" opinion of counsel.

                                         S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                         ALLIANT ENERGY CORPORATION

                                         By:  /s/  F. J. Buri
                                                   ----------
                                         Name: F. J. Buri
                                         Title: Corporate Secretary

May 27, 2004